Caleb C.B. DuBois (207) 228-7378 direct cdubois@bernsteinshur.com

VIA EDGAR

November 22, 2019

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street N.E.

Washington, DC 20549

Re:	New Age Alpha Trust
File Nos. 811-23461 and 333-232993

Dear Mr. Be:

On behalf of New Age Alpha Trust (the “Fund”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment incorporates updates to the Registration Statement in response to your comments and makes certain additional changes.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7378. Thank you.

Kind regards,

Caleb C.B. DuBois